SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          ------------------------------------------------------------

                          OFFICIAL PAYMENTS CORPORATION
                       (Name of Subject Company (Issuer))

                        KINGFISH ACQUISITION CORPORATION
              a wholly-owned subsidiary of Tier Technologies, Inc.
                                       and
                             TIER TECHNOLOGIES, INC.
                      (Names of Filing Persons (Offerors))

          ------------------------------------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

          ------------------------------------------------------------

                                   676235 10 4
                      (CUSIP Number of Class of Securities)

          ------------------------------------------------------------

                                JAMES L. BILDNER
                             TIER TECHNOLOGIES, INC.
                           1350 TREAT BLVD., SUITE 250
                             WALNUT CREEK, CA 94596
                            TELEPHONE: (925) 937-3950
                            FACSIMILE: (925) 937-3752

         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              BRUCE R. DEMING, ESQ.
                              JACK G. MARTEL, ESQ.
                           FARELLA BRAUN + MARTEL LLP
                        235 MONTGOMERY STREET, 30TH FLOOR
                             SAN FRANCISCO, CA 94104
                            TELEPHONE: (415) 954-4400
                            FACSIMILE: (415) 954-4480

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation $68,858,628*   Amount of filing fee $13,772
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Official Payments Corporation (the "Shares") at a price of $3.00 per Share, without interest. As of June 6, 2002, there were 22,952,876 shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 22,952,876 shares and $3.00 per share. Such number does not consider any shares issuable upon exercise of outstanding Company Stock Options. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amounts Previously Paid: An aggregate of $13,887 from three overpayments ($9,634.35; $3,084.19; and
                                   $1,168.46; respectively)

          Forms or Registration No.: Registration No. 333-74192 (Forms S-3,
                                     S-3/A and S-3MEF, respectively)

          Filing Party: Tier Technologies, Inc.

          Dates Filed: November 29, 2001; December 17, 2001; and December 18,
                       2001; respectively

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.
          [ ]  issuer tender offer subject to Rule 13e-4.
          [ ]  going-private transaction subject to Rule 13e-3.
          [ ]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Kingfish Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Tier Technologies, Inc., a California corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Official Payments Corporation, a Delaware corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1. Summary Term Sheet

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information

     (a) The name of the subject company is Official Payments Corporation, a Delaware corporation. The Company's principal executive offices are located at Three Landmark Square, Stamford, Connecticut 06901 and its phone number is (203) 356-4200.

     (b) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date") and
          Section 6 ("Price Range of Shares") is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     (a), (b), (c) This Statement is being filed by Purchaser and Parent. Both Purchaser's and Parent's principal executive offices are located at 1350 Treat Boulevard, Suite 250, Walnut Creek, California 94596 and their phone numbers are both (925) 937-3950. The information set forth in the Offer to Purchase under "Introduction," in Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

     (a)(1)(i-viii, xii), The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 2 ("Acceptance for Payment and Payment"), Section 3 ("Procedures for Accepting the Offer and Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Certain Federal Income Tax Consequences"), Section 11 ("Purpose of the Offer; Plans for the Company"), Section 14 ("Certain Conditions of the Offer") and
Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

     (a)(1)(ix)       Not applicable.

     (a)(1)(x)        Not applicable.

     (a)(1)(xi)       Not applicable.

     (a)(2)(i-vii)    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (a) No transactions, other than those described in paragraph (b), have occurred during the past two years between the filing person and the Company or any of its affiliates that are not natural persons.

     (b) The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and
Section 11

("Purpose of the Offer; Plans for the Company") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     (a) The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company") is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "Introduction," Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for the Company") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

     (a) The information set forth in the Offer to Purchase under Section 12 ("Source and Amount of Funds") is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company

     (a), (b) The information set forth in the Offer to Purchase under "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and
Section 11 ("Purpose of the Offer; Plans for the Company") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

     (a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Certain Fees and Expenses") is incorporated herein by reference.

Item 10. Financial Statements

     (a), (b) Because the consideration offered consists solely of cash, the offer is not subject to any financing condition, Parent is a public reporting company under Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, and files reports electronically with the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and the Offer is for all outstanding Shares, Purchaser believes the financial condition of Parent, Purchaser and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

Item 11. Additional Information

     (a) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date") Section 11 ("Purpose of the Offer; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, is incorporated herein by reference

Item 12. Exhibits

     (a)(1)(A)        Offer to Purchase, dated February 25, 2000.

     (a)(1)(B)        Letter of Transmittal.

     (a)(1)(C)        Notice of Guaranteed Delivery.

     (a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.

     (a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.

     (b)              Not applicable.

     (d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.

     (d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.

     (d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.

     (d)(4)           Form of Employment Agreement.

     (g)              Not applicable.

     (h)              Not applicable.

Item 13. Information Required by Schedule 13E-3

     Not applicable.

Signature. After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        KINGFISH ACQUISITION CORPORATION


                                        By:   /s/ James L. Bildner
                                             ------------------------------
                                        Name: James L. Bildner
                                        Title: President and Chief Executive
                                               Officer
                                        Date: June 11, 2002

                                        TIER TECHNOLOGIES, INC.


                                        By:   /s/ James L. Bildner
                                             ------------------------------
                                        Name: James L. Bildner
                                        Title: Chairman and Chief Executive
                                               Officer
                                        Date: June 11, 2002

EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

(a)(1)(A)         Offer to Purchase, dated June 11, 2002.*

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.

(a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.

(d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.

(d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.

(d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.

(d)(4)            Form of Employment Agreement.


--------
* Included in materials delivered to stockholders of the Company.